BARCLAYS HAS CLAIMED CONFIDENTIAL

TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

Barclays PLC One Churchill Place London E14 5HP Tel: 020 7116 1000 www.barclays.com 16 March 2011

Michael Seaman

Special Counsel

Securities and Exchange Commission

Washington D.C. 20549

USA

VIA EDGAR

Dear Mr Seaman,

Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2009

File No. 0-10257, 1-09246

This letter responds to the comment letter (the ‘Comment Letter’) from the Staff of the Securities and Exchange Commission (the ‘Commission’), dated 17 February 2011, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (the ‘2009 Form 20-F’) of Barclays PLC and Barclays Bank PLC (collectively, ‘Barclays’).

Our responses to your comments are set out as an appendix to this letter. To facilitate the Staff’s review, Barclays has included in its responses the captions and comments in bold text and has provided Barclays responses immediately following each numbered comment.

In some of the responses, and in light of the Staff’s comments, Barclays may provide further disclosures in our Annual Report on Form 20-F for 2010 (‘2010 Form 20-F’) that may differ from or supplement the corresponding disclosure in the 2009 Form 20-F. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

In addition, in accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter

Barclays Bank PLC. Authorised and regulated by the Financial Services Authority.

Barclays PLC. Registered in England. Registered No: 1026167. Registered Office: 1 Churchill Place, London E14 5HP.

containing confidential information of Barclays is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Barclays and therefore is not submitted on a confidential basis.

We trust that the information provided in this letter responds adequately to the questions you have raised. We would be pleased to provide any further information to the extent you would find this helpful.

Yours sincerely,

/s/ C.G. Lucas

C.G. Lucas

Group Finance Director

cc	Wayne Carnall
Stephanie Hunsaker
David Irving
Sharon Blume
Eric Envall
(Securities and Exchange Commission)

George H. White
John O’Connor
(Sullivan & Cromwell LLP)

Andrew Ratcliffe
(PricewaterhouseCoopers LLP, Barclays Audit Engagement Team)

Rob Enticott
(PricewaterhouseCoopers LLP, SEC Services)

Barclays Bank PLC. Authorised and regulated by the Financial Services Authority.

Barclays PLC. Registered in England. Registered No: 1026167. Registered Office: 1 Churchill Place, London E14 5HP.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

Form 20-F for the Fiscal Year Ended December 31, 2009

General

Response to the Comment Letter from the Staff of the Commission dated 17 February 2011

1	Tell us whether you have open-ended repurchase agreements and reverse repurchase agreements as of May 31, 2010, June 30, 2010 and July 31, 2010, and the corresponding periods of the previous year and quantify the amount outstanding as of each of the dates. As part of your response, please tell us whether these types of agreements are concentrated at certain Barclays’ subsidiaries, and if so, which ones. For example, please confirm whether or not any of these agreements exist at Barclays Bank PLC or whether they are exclusively at the U.S. broker-dealer (BCI), or in other subsidiaries.

The following table provides the amount of open-ended reverse repurchase agreements and open-ended repurchase agreements that existed as of the dates requested.

Open-ended Reverse Repos

	2010			2009
	May	June	July	May	June	July
	$m	$m	$m	$m	$m	$m

Consolidated	49,039	19,868	55,859	35,899	11,627	29,127

Comprised of:
BB PLC	38,755	16,887	46,622	24,357	7,598	19,537

BCI	10,284	2,981	9,237	11,542	4,029	9,590

Open-ended Repos

	2010			2009
	May	June	July	May	June	July
	$m	$m	$m	$m	$m	$m

Consolidated	42,320	22,833	47,188	39,980	29,120	46,190

Comprised of:
BB PLC	34,103	20,007	41,572	34,254	24,346	40,356

BCI	8,217	2,826	5,616	5,726	4,774	5,834

As is illustrated in the above table, this activity is largely concentrated in BB PLC with some activity occurring in BCI.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

2	Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted at or near the May, June and July 2010 and 2009 month ends, and whether the conversions were done at the request of the counterparty.

Open-ended repurchase agreements and reverse repurchase agreements are arm’s length transactions that are re-priced to market interest rates and margined on a daily basis. They are consistent in form to a series of overnight trades where there is an upfront agreement to roll the trades until one of the parties exercises its right to terminate. The benefit of open-ended contracts is that the operational burden of settling interest on a daily basis is eliminated. However, this means that with open-ended repurchase and reverse repurchase agreements there is no mechanism, other than by terminating the contracts, to facilitate the settlement of interest, principal or collateral balances. Further, the collateral held or placed is based on the principal balance of the financing arrangement and excludes the value of accrued interest. Therefore the unsettled interest balance represents exposure to/from the respective counterparty that must be periodically settled.

In order to facilitate settlement and manage cash flows (e.g., payment of interest), in the normal course of business, these transactions are periodically terminated by exercising our right to determine the settlement date (i.e., convert to a date-certain contract.) Establishing the term end date is generally done at our request, however counterparts will periodically initiate the request. The actual decision to convert the transaction to a date-certain contract can, and does, occur on any date during the month. However, our businesses will typically view the optimal dates for such conversion as being each quarter-end. This balance sheet netting, achieved through converting open-ended agreements to date-certain, assists them in meeting their respective balance sheet limits as determined by the Barclays Capital Balance Sheet Steering Committee. Therefore the majority of the conversions of the open-ended trades to establish a date-certain settlement date occur at quarter-end.

As discussed in our response of 31 January 2011 to your 22 December 2010 comment letter, business balance sheet limits and usage are set and monitored by the Barclays Capital Balance Sheet Steering Committee. Individual businesses are required to meet defined balance sheet limits and are not permitted to exceed them without prior approval by nominated Steering Committee members.

It should be noted that open-ended intra-group agreements between BCI and BB PLC are also converted to establish a date-certain settlement date, even though businesses do not have balance sheet limits at the BCI stand alone entity level. The purpose of such conversions and terminations is to facilitate settlement and manage cash flows as outlined above.

The following table provides the amount of repurchase and reverse repurchase agreements converted to establish a date-certain settlement date as of the last business day of the applicable month.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

Reverse Repos
	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Consolidated	88	14,234	192	157	5,649	236

Comprised of:
BB PLC	73	10,518	173	46	3,272	236

BCI	15	3,716	19	111	2,377	—

Repos

	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Consolidated	153	10,713	723	356	6,511	190

Comprised of:
BB PLC	147	7,401	712	356	3,890	190

BCI	6	3,312	11	—	2,621	—

The following table provides the IFRS balance sheet netting applied to the above conversion to a date-certain arrangement:

Balance Sheet Reduction

	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Consolidated	19	11,882	84	117	6,892	18

Comprised of:
BB PLC	13	8,616	76	6	4,269	18
BCI	6	3,266	8	111	2,623	—

By way of context, the following table provides a summary of the Group’s total assets:

	2010			2009
	May $bn	June $bn	July $bn	May $bn	June $bn	July $bn
Barclays Total Assets	2,615	2,372	2,603	2,873	2,541	2,720

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

Balance sheet netting is only appropriate where the date-certain repurchase and reverse repurchase contracts have an offsetting date-certain repurchase or reverse repurchase contract with the same counterparty that satisfies the IFRS criteria outlined in Q5 below. Netting may be achieved when an existing open-ended contract is converted to date-certain in order to offset an existing date-certain contract (e.g., an open-ended reverse repurchase agreement is converted to date-certain to offset an existing date-certain repurchase agreement).

For certain counterparties all of their open-ended repurchase and reverse repurchase agreements will be converted and terminated to most efficiently facilitate the settlement of the entire portfolio of transactions. Netting will only be applied to those transactions within the portfolio that satisfy the necessary netting criteria. Accordingly the amount of balance sheet netting may be lower than the amount of transactions converted from open-ended to date-certain on these dates.

3	To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Open-ended transactions that are converted to a date-certain settlement date are typically done so on the last business day of the month into overnight transactions with a maturity date generally the 1st business day of the following month. In the original open-ended transaction documents there is no reference to the date of any settlement and no fees are paid in order to facilitate the settlement of the open-ended agreement. However, they do legally provide that either counterparty may settle the transaction on 1 days notice, via conversion to a date-certain agreement. Such a right must exist in order to facilitate ultimate settlement.

When we give such notice to settle (i.e., when we convert to a date-certain agreement), we generally also enter into a contract which provides for a new open-ended agreement subsequent to the settlement of the date-certain agreement. The combined arrangements provide Barclays with the legal right and ability to settle, what were open-ended agreements, on a net basis. Such settlement then occurs on the 1st business day of the following month, before the new open-ended arrangement commences later that day.

4	Tell us whether you have any repurchase agreements or reverse repurchase agreements that were originally open-ended, but were then converted to overnight or date-certain agreements at or near month end, and then re-converted back to open-ended agreements after the balance sheet date. If so, please quantify those amounts as of May 31, 2010, June 30 2010 and July 31, 2010 and the corresponding periods of the prior year.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

As discussed in the response no. 2 above, the population of open-ended repurchase and reverse repurchase agreements that are converted to date-certain contracts at the periods requested above are generally replaced by new open-ended transactions after the settlement of interest and the principal and collateral balances occurs. The combined arrangements provide us with the legal right and ability to settle, what were open-ended agreements, on a net basis. While these steps are necessary to settle interest exposures, the timing is chosen by respective business areas so as to optimize their balance sheet position by reference to the limits set by the Barclays Capital Balance Sheet Steering Committee.

The following table outlines the amount of open-ended repurchase and reverse repurchase agreements converted and settled that were replaced with new open-ended transactions commencing on the first business day of the following month.

Reverse Repos

	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Consolidated	—	13,001	23	3	5,493	—

Comprised of:
BB PLC	—	9,350	23	3	3,138	—
BCI	—	3,651	—	—	2,355	—

Repos
	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Consolidated	4	9,400	25	88	5,329	—

Comprised of:
BB PLC	—	6,104	25	88	3,281	—
BCI	4	3,296	—	—	2,048	—

5	Describe the accounting applied for repurchase agreements and reverse repurchase agreements that are converted to overnight or date-certain agreements at or near the balance sheet under IAS 32. Please ensure your response specifically addresses the criteria that you have the intention to settle on a net basis or to realize the asset and settle the liability simultaneously. Also, to the extent your accounting conclusion differs depending on whether the converted repurchase agreement or reverse repurchase agreement are later converted back to open-ended agreements, please discuss that fact and provide information supporting the different accounting conclusions.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

We account for repurchase agreements and reverse repurchase agreements on a gross basis, unless the requirements of IAS 32 are satisfied. IAS 32.42 provides:

“That a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when and only when, an entity:

(a) currently has a legally enforceable right to set off the recognised amounts; and

(b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.”

At each month end, Barclays determines whether the two requirements above are satisfied based on the facts and circumstances that exist at such time.

Condition (a) is satisfied where Barclays enters into repurchase agreements and reverse repurchase agreements, with the same settlement dates, that are documented under a Global Master Repurchase Agreement (GMRA), Master Repurchase Agreement (MRA), or similar agreement where a legally enforceable right of set off exists.

For date-certain transactions, condition (b) is satisfied when Barclays intends to net settle the transactions either direct with a counterparty, or through the use of a settlement system that facilitates simultaneous settlement in accordance with paragraph 48 of IAS 32:

“Simultaneous settlement of two financial instruments may occur through, for example, the operation of a clearing house in an organised financial market or a face-to-face exchange. In these circumstances the cash flows are, in effect, equivalent to a single net amount and there is no exposure to credit or liquidity risk. In other circumstances, an entity may settle two instruments by receiving and paying separate amounts, becoming exposed to credit risk for the full amount of the asset or liquidity risk for the full amount of the liability. Such risk exposures may be significant even though relatively brief. Accordingly, realisation of a financial asset and settlement of a financial liability are treated as simultaneous only when the transactions occur at the same moment.”

As previously noted the combined arrangements executed at the time open-ended transactions are converted to a date-certain contract, provide us with the legal right and ability to settle, what were open-ended agreements, on a net basis. Such settlement then occurs on the 1st business day of the following month, before a new open-ended arrangement commences later that day. The existence of an agreement to establish a new open-ended trade does not change our conclusion that a net presentation is appropriate. The open-ended arrangements already include a legal right to settle net (IAS 32 paragraph 42(a)). However, netting is not appropriate until a settlement date is fixed (by conversion to date-certain), thus demonstrating the intention that is also required (IAS 32 paragraph 42(b)).

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

The treatment applied is consistent with applicable accounting standards as well as reflective of Barclays financial position at the relevant date. In particular, Barclays is not exposed to the credit or liquidity risk consistent with a gross presentation (see IAS 32.48 above). As discussed in our response to comment no. 3 above, the legal right to settle net on this basis is included within the contractual terms of the original GMRAs or MRAs.

6	To the extent that you have any subsidiaries that report under US GAAP and have repurchase agreements and reverse repurchase agreements that are converted to overnight or date-certain agreements at or near the balance sheet date, please describe the accounting applied and discuss your analysis under ASC 210-20-45. Please ensure your response specifically addresses the criteria that the repurchase and reverse repurchase agreements have the same explicit settlement date specified at the inception of the agreement. Also, to the extent your accounting conclusion differs depending on whether the converted repurchase agreement or reverse repurchase agreement are later converted back to open-ended agreements, please discuss that fact and provide information supporting the different accounting conclusion.

BCI prepares US GAAP stand alone financial statements, and has open-ended repurchase and reverse repurchase agreements that are converted to date-certain agreements at or near the month end balance sheet date.

The transactions within BCI reflect activity on a stand alone legal entity basis and therefore include intra-group transactions that would eliminate on consolidation when determining the consolidated BB PLC results. The BCI businesses do not have monthly, quarterly or annual balance sheet targets or limits at the BCI stand alone entity level.

The following table outlines the open-ended repurchase and reverse repurchase agreements as of the last business day of the applicable month:

Open-ended

	2010						2009
	May $m		June $m		July $m		May $m		June $m		July $m

Reverse Repos	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]

Comprised of:
Third party	10,284		2,981		9,237		11,542		4,029		9,590
Intra-group	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]

Repos	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]

Comprised of:
Third party	8,217		2,826		5,616		5,726		4,774		5,834
Intra-group	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]

[THE SYMBOL “***” ON THIS PAGE REPRESENTS THAT CONFIDENTIAL TREATMENT HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

The following table provides the amount of repurchase and reverse repurchase agreements converted to establish a date-certain settlement date as of the last business day of the applicable month:

Converted to Establish a Date Certain Settlement

	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Reverse Repos	[***]	[***]	[***]	[***]	[***]	[***]
Comprised of:
Third party	15	3,716	19	111	2,377	—
Intra-group	[***]	[***]	[***]	[***]	[***]	[***]

Repos	[***]	[***]	[***]	[***]	[***]	[***]
Comprised of:
Third party	6	3,312	11	—	2,621	—
Intra-group	[***]	[***]	[***]	[***]	[***]	[***]

The following table provides the balance sheet netting benefit achieved from the above conversion:

Balance Sheet Reduction

	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Balance Sheet Netting	[***]	[***]	[***]	[***]	[***]	[***]
Comprised of:
Third party	6	3,266	8	111	2,623	—
Intra-group *	[***]	[***]	[***]	[***]	[***]	[***]

*	Balance sheet netting between BCI and BB PLC was applied for the first time from June 2010.

The following table outlines the amount of open-ended repurchase and reverse repurchase agreements converted to date-certain and settled that were replaced with new open-ended trades as of the first business day of the following month:

Converted to New Open Contracts

	2010			2009
	May $m	June $m	July $m	May $m	June $m	July $m

Reverse Repos	[***]	[***]	[***]	[***]	[***]	[***]
Comprised of:
Third party	—	3,651	—	—	2,355	—
Intra-group	[***]	[***]	[***]	[***]	[***]	[***]

Repos	[***]	[***]	[***]	[***]	[***]	[***]
Comprised of:
Third party	4	3,296	—	—	2,048	—
Intra-group	[***]	[***]	[***]	[***]	[***]	[***]

[THE SYMBOL “***” ON THIS PAGE REPRESENTS THAT CONFIDENTIAL TREATMENT HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

The conversion of intra-group transactions from open-ended to date-certain is effected in order to facilitate settlement and manage cash flows as outlined to response no. 2 above.

In accounting for these transactions, Barclays applies ASC 210-20-45, Balance Sheet – Other Presentation Matters.

ASC 210-20-45-11 states the following:

“Notwithstanding the condition in paragraph 210-20-45-1(c), an entity may, but is not required to, offset amounts recognized as payables under repurchase agreements and amounts recognised as receivables under reverse repurchase agreements if all of the following conditions are met:

(a) The repurchase and reverse repurchase agreements are executed with the same counterparty.

(b) The repurchase and reverse repurchase agreements have the same explicit settlement date specified at the inception of the agreement.

(c) The repurchase and reverse repurchase agreements are executed in accordance with a master netting arrangement.

(d) The securities underlying the repurchase and reverse repurchase agreements exist in book entry form and can be transferred only by means of entries in the records of the transfer system operator or securities custodian. Book entry securities meeting the criterion in this paragraph exist only as items in accounting records maintained by a transfer system operator. This requirement does not preclude offsetting of securities held in book entry form solely because other securities of the same issue exist in other forms.

(e) The repurchase and reverse repurchase agreements will be settled on a securities transfer system that operates in the manner described in paragraphs 210-20-45-14 through 45-17, and the entity must have associated banking arrangements in place as described in those paragraphs. Cash settlements for securities transferred shall be made under established banking arrangements that provide that the entity will need available cash on deposit only for any net amounts that are due at the end of the business day. It must be probable that the associated banking arrangements will provide sufficient daylight overdraft or other intraday credit at the settlement date for each of the parties. The term probable is used in this Subtopic consistent with its use in paragraph 450-20-25-1 to mean that a transaction or event is likely to occur.

(f) The entity intends to use the same account at the clearing bank or other financial institution at the settlement date in transacting both the cash inflows resulting from the settlement of the reverse repurchase agreement and the cash outflows in settlement of the offsetting repurchase agreement.”

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

7	Tell us what disclosures you have made, if any, in your reports filed with us regarding the process by which you convert open-ended repurchase agreements to overnight or date-certain agreements and the related business purpose.

In our 2010 Interim Results Announcement we have disclosed the range of the Group’s Adjusted Gross Leverage throughout the year as an indication of the fluctuation in the balance sheet size during the year. As shown on page 62 of the 2010 Interim Results Announcement (Form 6-K) ‘The adjusted gross leverage at month ends during 2010 moved in the range 20x to 24x. The fluctuations arose from normal trading activities.’ No specific disclosures have been made with regard to the process for converting open-ended transactions into date-certain transactions and the associated business purpose.

We have included the same disclosure in our 2010 Full Year Results Announcement (Form 6-K) on page 65 and are intending to include it within our 2010 Barclays Group Annual Report and 2010 Form 20-F filing as well as in future reporting periods.

Additionally, we disclosed the average gross reverse repurchase agreements and the average gross repurchase agreements on page 50 of the 2009 Barclays Group Annual Report and on page 22 of the 2009 Form 20-F. The average gross reverse repurchase agreement balance for 2009 was £308,745m (2008: £335,771m); the average gross repurchase agreement balance for 2009 was £385,538m (2008: £381,850m).

We will continue to provide this disclosure in the 2010 Annual Report and Form 20-F.

8	Please clarify whether your adjusted gross leverage discussed on page 15 of your 2009 Form 20-F excludes your matched book business and if so, please quantify the effect of doing so as of December 31, 2009, June 30, 2010, and December 31, 2010.

The Adjusted Gross Leverage disclosed on page 15 of our 2009 Form 20-F includes the matched book business within the Adjusted Total Tangible Assets.

9	We note that you have included certain of the short-term borrowing disclosures required by Industry Guide 3 on page 19 of your 2009 Form 20-F, such as the short-term borrowing disclosures for commercial paper and deposits from banks, but we did not locate the similarly required disclosure for repurchase agreements. Please tell us why this information was not included previously and confirm you will include this information in your 2010 Form 20-F

Before 2010, our definition of short-term borrowing excluded repurchase agreements. We have expanded this definition, such that our 2010 Annual Report and Form 20-F will include the relevant analysis for repurchase agreements consistent with other categories of short-term borrowing. We currently expect this analysis to include for our repurchase balances, the spot balance at year end, the

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Mr M Seaman

Securities and Exchange Commission

Appendix

average balance, calculated using month-end balances, and the maximum balance throughout the year, including comparatives for 2009 and 2008.